Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2021 Results

BEIJING, China, March 1, 2022 –Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2021.

“Baidu concluded a solid 2021, evidenced by a strong growth in our non-advertising business, particularly the acceleration of Baidu AI Cloud. We brought our AI capabilities to China’s traditional industries and public service sector, to aid in the improvement of their efficiency and operational expansion. Furthermore, Apollo Go provided around 213,000 rides in the fourth quarter, almost doubling sequentially, reaffirming our leadership position in the global autonomous ride-hailing market,” said Robin Li, Co-founder and CEO of Baidu. “Our strategic commitments are closely geared with China’s endeavors in technology innovation and transition to a green economy.”

“Baidu Core achieved 21% revenue growth in 2021, with non-advertising revenues increasing by 71% from last year, which has been very encouraging,” said Rong Luo, CFO of Baidu. “Looking ahead, we remain committed to healthy and sustainable long-term growth as Baidu continues to improve its overall operational efficiency and execution capabilities.”

Fourth Quarter and Fiscal Year 2021 Financial Highlights1

	Baidu, Inc.
(In millions except per	Q4	Q3	Q4			FY	FY
ADS, unaudited)	2020	2021	2021		YOY	2020	2021		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	30,263	31,921	33,088	5,192	9%	107,074	124,493	19,536	16%
Operating income	4,977	2,308	1,958	307	(61%)	14,340	10,518	1,651	(27%)
Operating income (non-GAAP) [2]	7,055	4,708	4,307	676	(39%)	21,732	19,030	2,986	(12%)
Net income (loss) to Baidu	5,174	(16,559)	1,715	269	(67%)	22,472	10,226	1,605	(54%)
Net income to Baidu (non-GAAP) [2]	6,868	5,090	4,084	641	(41%)	22,020	18,830	2,955	(14%)
Diluted earnings (loss) per ADS	15.05	(48.18)	4.51	0.71	(70%)	64.98	28.07	4.40	(57%)
Diluted earnings per ADS (non-GAAP) [2]	20.08	14.66	11.60	1.82	(42%)	63.93	53.53	8.40	(16%)
Adjusted EBITDA [2]	8,564	5,962	5,757	903	(33%)	27,503	24,914	3,910	(9%)
Adjusted EBITDA margin	28%	19%	17%	17%		26%	20%	20%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB 6.3726 as of December 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
	Q4	Q3	Q4			FY	FY
(In millions, unaudited)	2020	2021	2021		YOY	2020	2021		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	23,111	24,661	25,978	4,077	12%	78,684	95,163	14,933	21%
Operating income	6,320	3,718	2,958	464	(53%)	20,538	15,142	2,376	(26%)
Operating income (non-GAAP) [2]	8,031	5,823	4,847	761	(40%)	26,366	22,201	3,484	(16%)
Net income (loss) to Baidu Core	6,036	(15,625)	2,656	417	(56%)	26,524	13,557	2,127	(49%)
Net income to Baidu Core (non-GAAP) [2]	7,533	5,855	4,625	726	(39%)	25,192	21,292	3,341	(15%)
Adjusted EBITDA[2]	9,422	6,994	6,210	974	(34%)	31,656	27,682	4,344	(13%)
Adjusted EBITDA margin	41%	28%	24%	24%		40%	29%	29%

Other Highlights

Corporate

•

Baidu returned US$615 million to shareholders under its 2020 Share Repurchase Program in the fourth quarter of 2021, bringing the cumulative repurchase to approximately US$1.2 billion in 2021. As of the end of 2021, the Company had returned approximately US$2.9 billion to shareholders under the 2020 Share Repurchase Program.

•

Baidu’s ESG rankings were further improved in 2021. Our MSCI ESG rating was upgraded three times in two years to achieve BBB, and our Sustainalytics ESG risk rating was ranked Top 18 among 234 Internet Software and Services companies globally.

AI Cloud

•	Baidu ACE smart transportation has been adopted by 35 cities, up from 14 cities a year ago, based on contract amounts of over RMB10 million, as of the end of 2021.

•	Baidu was once again ranked the No. 1 AI cloud provider, according to IDC’s first half of 2021 report on China’s public cloud market.

•	PaddlePaddle developer community has grown to 4.06 million and has served 157,000 businesses, as of the end of 2021. Developers have created 476,000 models on PaddlePaddle by the end of 2021.

Intelligent Driving

•	Rides provided by Apollo Go almost doubled sequentially, and reached around 213,000 in the fourth quarter of 2021.

•

Apollo Go, Baidu’s autonomous ride-hailing service, has begun to charge fees for the autonomous ride-hailing services on open roads on November 25, 2021, in Beijing; February 18, 2022, in Chongqing; and February 27, 2022, in Yangquan.

•	Apollo Go expanded into Chongqing, Shenzhen and Yangquan, and is now available in eight cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Changsha, Cangzhou and Yangquan.

•	Jidu Auto, an intelligent EV company established in partnership with Zhejiang Geely Holding Group, completed its Series A financing, raising nearly US$400 million.

Other Growth Initiatives

•	Xiaodu ranked No.1 in smart display shipments globally and smart speaker shipments in China for the first nine months of 2021, according to Strategy Analytics, IDC and Canalys.

Mobile Ecosystem

•	In December, Baidu App’s MAUs reached 622 million, up 14% year over year, and daily logged-in users reached 82%.

•	Managed Page continued to account for over 40% of Baidu Core’s online marketing revenue in the fourth quarter of 2021.

iQIYI

•	iQIYI subscribers reached 99 million in December 2021.

Fourth Quarter 2021 Financial Results

Total revenues were RMB 33.1 billion (US$5.19 billion), increasing 9% year over year.

•

Revenue from Baidu Core was RMB 26.0 billion (US$4.08 billion), increasing 12% year over year; online marketing revenue was RMB 19.1 billion (US$3.00 billion), up 1% year over year, and non-online marketing revenue was RMB 6.9 billion (US$1.08 billion), up 63% year over year, driven by cloud and other AI-powered businesses.

•	Revenue from iQIYI was RMB 7.4 billion (US$1.16 billion), decreasing 1% year over year.

Cost of revenues was RMB 17.3 billion (US$2.71 billion), increasing 19% year over year, primarily due to an increase in traffic acquisition costs, bandwidth costs, cost of goods sold and other costs related to new AI business.

Selling, general and administrative expenses were RMB 6.5 billion (US$1.01 billion), increasing 27% year over year, primarily due to an increase in channel spending, promotional marketing and personnel-related expenses.

Research and development expense was RMB 7.4 billion (US$1.16 billion), increasing 30% year over year, primarily due to an increase in personnel related expense.

Operating income was RMB 2.0 billion (US$307 million). Baidu Core operating income was RMB 3.0 billion (US$464 million), and Baidu Core operating margin was 11%. Non-GAAP operating income was RMB 4.3 billion (US$676 million). Non-GAAP Baidu Core operating income was RMB 4.8 billion (US$761 million), and non-GAAP Baidu Core operating margin was 19%.

Total other income, net was RMB 407 million (US$64 million), which mainly included a fair value gain of RMB 1.5 billion and an impairment loss of RMB 891 million from long-term investments. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies, private equity funds and digital assets, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods.

Income tax expense was RMB 1.3 billion (US$203 million), increasing 26% year over year.

Net income attributable to Baidu was RMB 1.7 billion (US$269 million), and diluted earnings per ADS was RMB 4.51 (US$0.71). Net income attributable to Baidu Core was RMB 2.7 billion (US$417 million), and net margin for Baidu Core was 10%. Non-GAAP net income attributable to Baidu was RMB 4.1 billion (US$641 million). Non-GAAP diluted earnings per ADS was RMB 11.60 (US$1.82). Non-GAAP net income attributable to Baidu Core was RMB 4.6 billion (US$726 million), and non-GAAP net margin for Baidu Core was 18%.

Adjusted EBITDA was RMB 5.8 billion (US$903 million) and adjusted EBITDA margin was 17%. Adjusted EBITDA for Baidu Core was RMB 6.2 billion (US$974 million) and adjusted EBITDA margin for Baidu Core was 24%.

As of December 31, 2021, cash, cash equivalents, restricted cash and short-term investments were RMB 190.9 billion (US$29.96 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 186.5 billion (US$29.27 billion). Free cash flow was RMB 477 million (US$75 million), and free cash flow excluding iQIYI was RMB 1.6 billion (US$251 million).

Fiscal Year 2021 Results

Total revenues were RMB 124.5 billion (US$19.54 billion), increasing 16% year over year.

•

Revenue from Baidu Core was RMB 95.2 billion (US$14.93 billion), increasing 21% year over year; online marketing revenue was RMB 74.0 billion (US$11.60 billion), increasing 12% year over year, and non-online marketing revenue was RMB 21.2 billion (US$3.33 billion), up 71% year over year, driven by cloud and other AI-powered businesses.

•	Revenue from iQIYI was RMB 30.6 billion (US$4.80 billion), increasing 3% year over year.

Cost of revenues was RMB 64.3 billion (US$10.09 billion), increasing 17% year over year, primarily due to an increase in content costs, traffic acquisition costs, bandwidth costs, cost of goods sold and other costs related to new AI business.

Selling, general and administrative expenses were RMB 24.7 billion (US$3.88 billion), increasing 37% year over year, primarily due to an increase in channel spending, promotional marketing, personnel-related expenses and contingent loss pertaining to legal proceeding involving former advertising agencies.

Research and development expenses were RMB 24.9 billion (US$3.91 billion), increasing 28% year over year, primarily due to an increase in personnel related expenses.

Operating income was RMB 10.5 billion (US$1.65 billion). Baidu Core operating income was RMB 15.1 billion (US$2.38 billion), and Baidu Core operating margin was 16%. Non-GAAP operating income was RMB 19.0 billion (US$2.99 billion). Non-GAAP Baidu Core operating income was RMB 22.2 billion (US$3.48 billion), and non-GAAP Baidu Core operating margin was 23%.

Total other income, net was RMB 260 million (US$40 million), which mainly included a fair value gain of RMB 3.1 billion and an impairment loss of RMB 4.3 billion from long-term investments. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies, private equity funds and digital assets, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods. Total other income, net was RMB 8.8 billion for 2020, which included a fair value gain of RMB 11.6 billion and an impairment loss of RMB 2.6 billion from long-term investments.

Income tax expense was RMB 3.2 billion (US$500 million), decreasing 22% year over year, primarily due to an increase in deduction on certain expenses that were previously considered non-deductible.

Net income attributable to Baidu was RMB 10.2 billion (US$1.61 billion), and diluted earnings per ADS was RMB 28.07 (US$4.40). Net income attributable to Baidu Core was RMB 13.6 billion (US$2.13 billion), and net margin for Baidu Core was 14%. Non-GAAP net income attributable to Baidu was RMB 18.8 billion (US$2.96 billion), and non-GAAP diluted earnings per ADS amounted to RMB 53.53 (US$8.40). Non-GAAP net income attributable to Baidu Core was RMB 21.3 billion (US$3.34 billion), and non-GAAP net margin for Baidu Core was 22%.

Adjusted EBITDA was RMB 24.9 billion (US$3.91 billion) and adjusted EBITDA margin was 20%. Adjusted EBITDA to Baidu Core was RMB 27.7 billion (US$4.34 billion) and adjusted EBITDA margin for Baidu Core was 29%.

Free cash flow was RMB 9.2 billion (US$1.45 billion), and free cash flow excluding iQIYI was RMB 15.4 billion (US$2.42 billion).

Conference Call Information

Baidu’s management will hold an earnings conference call at 7.30AM on March 1, 2022, U.S. Eastern Time (8.30PM on March 1, 2022, Beijing Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click http://apac.directeventreg.com/registration/event/7885275

It will automatically direct you to the registration page of “Baidu Q4 2021 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “7885275”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until March 10, 2022:

International:	+61 2 8199 0299
Conference ID:	7885275

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and contingent loss pertaining to legal proceeding in relation to former advertising agencies and iQIYI’s non-recurring employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertisingagencies, iQIYI’s non-recurring employee severance costs, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.

Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,708	21,050	20,723	3,252	72,840	80,695	12,663
Others	9,555	10,871	12,365	1,940	34,234	43,798	6,873

Total revenues	30,263	31,921	33,088	5,192	107,074	124,493	19,536

Costs and expenses:
Cost of revenues(1)	14,522	16,126	17,289	2,713	55,158	64,314	10,092
Selling, general and administrative(1)	5,094	7,320	6,451	1,012	18,063	24,723	3,879
Research and development(1)	5,670	6,167	7,390	1,160	19,513	24,938	3,914

Total costs and expenses	25,286	29,613	31,130	4,885	92,734	113,975	17,885

Operating income	4,977	2,308	1,958	307	14,340	10,518	1,651
Other income (loss):
Interest income	1,308	1,462	1,514	238	5,358	5,551	871
Interest expense	(777)	(880)	(873)	(137)	(3,103)	(3,421)	(537)
Foreign exchange (loss) income, net	(346)	7	(27)	(4)	(660)	100	16
Share of losses from equity method investments	(151)	(4)	(773)	(121)	(2,248)	(932)	(146)
Others, net	499	(22,079)	566	88	9,403	(1,038)	(164)

Total other income (loss), net	533	(21,494)	407	64	8,750	260	40

Income (loss) before income taxes	5,510	(19,186)	2,365	371	23,090	10,778	1,691
Income tax expense (benefit)	1,026	(1,839)	1,295	203	4,064	3,187	500

Net income (loss)	4,484	(17,347)	1,070	168	19,026	7,591	1,191
Net loss attributable to noncontrolling interests	(690)	(788)	(645)	(101)	(3,446)	(2,635)	(414)

Net income (loss) attributable to Baidu	5,174	(16,559)	1,715	269	22,472	10,226	1,605

Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	15.28	(48.18)	4.57	0.72	65.54	28.64	4.49
-Diluted	15.05	(48.18)	4.51	0.71	64.98	28.07	4.40
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	1.91	(6.02)	0.57	0.09	8.19	3.58	0.56
-Diluted	1.88	(6.02)	0.56	0.09	8.12	3.51	0.55
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,695	2,778	2,780	2,780	2,732	2,758	2,758
-Diluted	2,735	2,778	2,816	2,816	2,756	2,814	2,814

(1) Includes share-based compensation expenses as follows:

Cost of revenues	91	74	134	21	360	399	62
Selling, general and administrative	480	353	533	83	1,897	1,840	289
Research and development	1,408	921	1,426	224	4,471	4,817	756

Total share-based compensation expenses	1,979	1,348	2,093	328	6,728	7,056	1,107

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	35,782	36,850	5,783
Restricted cash	758	10,821	1,697
Short-term investments, net	126,402	143,243	22,478
Accounts receivable, net	8,668	9,981	1,566
Amounts due from related parties	726	1,368	215
Other current assets, net	11,006	11,052	1,735

Total current assets	183,342	213,315	33,474

Non-current assets:
Fixed assets, net	17,508	23,027	3,613
Licensed copyrights, net	6,435	7,258	1,139
Produced content, net	6,556	10,951	1,718
Intangible assets, net	2,022	1,689	265
Goodwill	22,248	22,605	3,547
Long-term investments, net	76,233	67,332	10,566
Amounts due from related parties	3,438	3,487	547
Deferred tax assets, net	1,674	2,372	372
Operating lease right-of-use assets	9,804	12,065	1,894
Other non-current assets	3,448	15,933	2,501

Total non-current assets	149,366	166,719	26,162

Total assets	332,708	380,034	59,636

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	3,016	4,168	654
Accounts payable and accrued liabilities	36,716	41,384	6,494
Customer deposits and deferred revenue	12,626	13,706	2,151
Deferred income	158	97	15
Long-term loans, current portion	7,427	2	—
Convertible senior notes, current portion	4,752	—	—
Notes payable, current portion	—	10,505	1,648
Amounts due to related parties	1,324	1,764	277
Operating lease liabilities	2,366	2,862	450

Total current liabilities	68,385	74,488	11,689

Non-current liabilities:
Deferred income	97	129	20
Deferred revenue	686	223	35
Amounts due to related parties	3,543	3,268	513
Long-term loans	—	12,629	1,982
Notes payable	48,408	43,120	6,766
Convertible senior notes	11,927	12,652	1,985
Deferred tax liabilities	3,067	3,286	516
Operating lease liabilities	4,693	5,569	874
Other non-current liabilities	59	718	112

Total non-current liabilities	72,480	81,594	12,803

Total liabilities	140,865	156,082	24,492

Redeemable noncontrolling interests	3,102	7,148	1,122
Equity
Total Baidu shareholders’ equity	182,696	211,459	33,183
Noncontrolling interests	6,045	5,345	839

Total equity	188,741	216,804	34,022

Total liabilities, redeemable noncontrolling interests, and equity	332,708	380,034	59,636

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended December 31, 2020 (RMB)					Three months ended September 30, 2021 (RMB)					Three months ended December 31, 2021 (RMB)					Three months ended December 31, 2021 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	23,111	7,458	(306)		30,263	24,661	7,589	(329)		31,921	25,978	7,389	(279)		33,088	4,077	1,159	(44)		5,192
YOY											12%	(1%)			9%
QOQ											5%	(3%)			4%
Costs and expenses:
Cost of revenues (1)	7,997	6,785	(260)		14,522	9,370	7,028	(272)		16,126	11,017	6,507	(235)		17,289	1,729	1,021	(37)		2,713
Selling, general and administrative (1)	3,787	1,317	(10)		5,094	6,089	1,246	(15)		7,320	5,377	1,093	(19)		6,451	844	172	(4)		1,012
Research and development (1)	5,007	663	—		5,670	5,484	683	—		6,167	6,626	764	—		7,390	1,040	120	—		1,160

Total costs and expenses	16,791	8,765	(270)		25,286	20,943	8,957	(287)		29,613	23,020	8,364	(254)		31,130	3,613	1,313	(41)		4,885

YOY
Cost of revenues											38%	(4%)			19%
Selling, general and administrative											42%	(17%)			27%
Research and development											32%	15%			30%
Cost and expenses											37%	(5%)			23%
Operating income (loss)	6,320	(1,307)	(36)		4,977	3,718	(1,368)	(42)		2,308	2,958	(975)	(25)		1,958	464	(154)	(3)		307
YOY											(53%)	(25%)			(61%)
QOQ											(20%)	(29%)			(15%)
Operating margin	27%	(18%)			16%	15%	(18%)			7%	11%	(13%)			6%
Add: total other income (loss), net	774	(241)	—		533	(21,163)	(331)	—		(21,494)	1,161	(754)	—		407	182	(118)	—		64
Less: income tax expense (benefit)	1,042	(16)	—		1,026	(1,848)	9	—		(1,839)	1,258	37	—		1,295	197	6	—		203
Less: net income (loss) attributable to NCI	16	16	(722	)(3)	(690)	28	22	(838	)(3)	(788)	205	10	(860	)(3)	(645)	32	2	(135	)(3)	(101)

Net income (loss) attributable to Baidu	6,036	(1,548)	686		5,174	(15,625)	(1,730)	796		(16,559)	2,656	(1,776)	835		1,715	417	(280)	132		269

YOY											(56%)	15%			(67%)
QOQ											—	3%			—
Net margin	26%	(21%)			17%	(63%)	(23%)			(52%)	10%	(24%)			5%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	8,031	(940)			7,055	5,823	(1,073)			4,708	4,847	(515)			4,307	761	(82)			676
YOY											(40%)	(45%)			(39%)
QOQ											(17%)	(52%)			(9%)
Operating margin (non-GAAP)	35%	(13%)			23%	24%	(14%)			15%	19%	(7%)			13%
Net income (loss) attributable to Baidu (non-GAAP)	7,533	(1,177)			6,868	5,855	(1,400)			5,090	4,625	(1,001)			4,084	726	(158)			641
YOY											(39%)	(15%)			(41%)
QOQ											(21%)	(29%)			(20%)
Net margin (non-GAAP)	33%	(16%)			23%	24%	(18%)			16%	18%	(14%)			12%
Adjusted EBITDA	9,422	(822)			8,564	6,994	(990)			5,962	6,210	(428)			5,757	974	(68)			903
YOY											(34%)	(48%)			(33%)
QOQ											(11%)	(57%)			(3%)
Adjusted EBITDA margin	41%	(11%)			28%	28%	(13%)			19%	24%	(6%)			17%

(1) Includes share-based compensation as follows:

Cost of revenues	46	45			91	34	40			74	90	44			134	14	7			21
Selling, general and administrative	255	225			480	196	157			353	396	137			533	62	21			83
Research and development	1,329	79			1,408	837	84			921	1,343	83			1,426	211	13			224

Total share-based compensation	1,630	349			1,979	1,067	281			1,348	1,829	264			2,093	287	41			328

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Twelve months ended December 31, 2020 (RMB)					Twelve months ended December 31, 2021 (RMB)					Twelve months ended December 31, 2021 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	78,684	29,707	(1,317)		107,074	95,163	30,554	(1,224)		124,493	14,933	4,795	(192)		19,536
YOY						21%	3%			16%
Costs and expenses:
Cost of revenues (1)	28,368	27,884	(1,094)		55,158	37,838	27,513	(1,037)		64,314	5,937	4,317	(162)		10,092
Selling, general and administrative (1)	12,931	5,188	(56)		18,063	20,040	4,725	(42)		24,723	3,145	742	(8)		3,879
Research and development (1)	16,847	2,676	(10)		19,513	22,143	2,795	—		24,938	3,475	439	—		3,914

Total costs and expenses	58,146	35,748	(1,160)		92,734	80,021	35,033	(1,079)		113,975	12,557	5,498	(170)		17,885

YOY
Cost of revenues						33%	(1%)			17%
Selling, general and administrative						55%	(9%)			37%
Research and development						31%	4%			28%
Cost and expenses						38%	(2%)			23%
Operating income (loss)	20,538	(6,041)	(157)		14,340	15,142	(4,479)	(145)		10,518	2,376	(703)	(22)		1,651
YOY						(26%)	(26%)			(27%)
Operating margin	26%	(20%)			13%	16%	(15%)			8%
Add: total other income (loss), net	9,693	(943)	—		8,750	1,793	(1,533)	—		260	281	(241)	—		40
Less: income tax expense	4,041	23	—		4,064	3,090	97	—		3,187	485	15	—		500
Less: net (loss) income attributable to NCI	(334)	31	(3,143	)(3)	(3,446)	288	61	(2,984	)(3)	(2,635)	45	10	(469	)(3)	(414)

Net income (loss) attributable to Baidu	26,524	(7,038)	2,986		22,472	13,557	(6,170)	2,839		10,226	2,127	(969)	447		1,605

YOY						(49%)	(12%)			(54%)
Net margin	34%	(24%)			21%	14%	(20%)			8%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	26,366	(4,477)			21,732	22,201	(3,026)			19,030	3,484	(476)			2,986
YOY						(16%)	(32%)			(12%)
Operating margin (non-GAAP)	34%	(15%)			20%	23%	(10%)			15%
Net income (loss) attributable to Baidu (non-GAAP)	25,192	(5,444)			22,020	21,292	(4,487)			18,830	3,341	(705)			2,955
YOY						(15%)	(18%)			(14%)
Net margin (non-GAAP)	32%	(18%)			21%	22%	(15%)			15%
Adjusted EBITDA	31,656	(3,996)			27,503	27,682	(2,623)			24,914	4,344	(412)			3,910
YOY						(13%)	(34%)			(9%)
Adjusted EBITDA margin	40%	(13%)			26%	29%	(9%)			20%

(1) Includes share-based compensation as follows:

Cost of revenues	158	202			360	226	173			399	35	27			62
Selling, general and administrative	1,046	851			1,897	1,122	718			1,840	176	113			289
Research and development	4,154	317			4,471	4,489	328			4,817	705	51			756

Total share-based compensation	5,358	1,370			6,728	5,837	1,219			7,056	916	191			1,107

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2020 (RMB)			September 30, 2021 (RMB)			December 31, 2021 (RMB)			December 31, 2021 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	7,546	(1,519)	6,027	5,436	(2,081)	3,355	5,809	(1,095)	4,714	912	(172)	740
Net cash (used in) provided by investing activities	(1,196)	281	(915)	(15,857)	1,885	(13,972)	(50)	2,097	2,047	(8)	329	321
Net cash provided (used in) by financing activities	4,185	8,392	12,577	7,744	867	8,611	(4,662)	(5,239)	(9,901)	(732)	(822)	(1,554)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(209)	(32)	(241)	(47)	(21)	(68)	(589)	(74)	(663)	(92)	(12)	(104)

Net increase (decrease) in cash, cash equivalents and restricted cash	10,326	7,122	17,448	(2,724)	650	(2,074)	508	(4,311)	(3,803)	80	(677)	(597)
Cash, cash equivalents and restricted cash
At beginning of period	15,273	3,819	19,092	46,812	6,736	53,548	44,088	7,386	51,474	6,918	1,159	8,077
At end of period	25,599	10,941	36,540	44,088	7,386	51,474	44,596	3,075	47,671	6,998	482	7,480
Net cash provided by (used in) operating activities	7,546	(1,519)	6,027	5,436	(2,081)	3,355	5,809	(1,095)	4,714	912	(172)	740
Less: Capital expenditures	(2,151)	(27)	(2,178)	(2,548)	(116)	(2,664)	(4,213)	(24)	(4,237)	(661)	(4)	(665)

Free cash flow	5,395	(1,546)	3,849	2,888	(2,197)	691	1,596	(1,119)	477	251	(176)	75

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2020 (RMB)			December 31, 2021 (RMB)			December 31, 2021 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	29,611	(5,411)	24,200	26,074	(5,952)	20,122	4,092	(934)	3,158
Net cash (used in) provided by investing activities	(27,711)	159	(27,552)	(32,706)	1,262	(31,444)	(5,132)	198	(4,934)
Net cash (used in) provided by financing activities	(3,709)	9,374	5,665	26,355	(2,959)	23,396	4,135	(464)	3,671
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(121)	(91)	(212)	(726)	(217)	(943)	(114)	(34)	(148)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,930)	4,031	2,101	18,997	(7,866)	11,131	2,981	(1,234)	1,747
Cash, cash equivalents and restricted cash
At beginning of period	27,529	6,910	34,439	25,599	10,941	36,540	4,017	1,716	5,733
At end of period	25,599	10,941	36,540	44,596	3,075	47,671	6,998	482	7,480
Net cash provided by (used in) operating activities	29,611	(5,411)	24,200	26,074	(5,952)	20,122	4,092	(934)	3,158
Less: Capital expenditures	(4,843)	(241)	(5,084)	(10,634)	(262)	(10,896)	(1,669)	(41)	(1,710)

Free cash flow	24,768	(5,652)	19,116	15,440	(6,214)	9,226	2,423	(975)	1,448

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2020 (RMB)			September 30, 2021 (RMB)			December 31, 2021 (RMB)			December 31, 2021 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	6,320	(1,307)	4,977	3,718	(1,368)	2,308	2,958	(975)	1,958	464	(154)	307
Add: Share-based compensation expenses	1,630	349	1,979	1,067	281	1,348	1,829	264	2,093	287	41	328
Add: Amortization and impairment of intangible assets(1)	81	18	99	62	14	76	60	17	77	10	3	13
Add: Contingent loss(5)	—	—	—	976	—	976	—	—	—	—	—	—
Add: iQIYI’s non-recurring employee severance costs(6)	—	—	—	—	—	—	—	179	179	—	28	28

Operating income (loss) (non-GAAP)	8,031	(940)	7,055	5,823	(1,073)	4,708	4,847	(515)	4,307	761	(82)	676
Add: Depreciation of fixed assets	1,391	118	1,509	1,171	83	1,254	1,363	87	1,450	213	14	227

Adjusted EBITDA	9,422	(822)	8,564	6,994	(990)	5,962	6,210	(428)	5,757	974	(68)	903
Net income (loss) attributable to Baidu	6,036	(1,548)	5,174	(15,625)	(1,730)	(16,559)	2,656	(1,776)	1,715	417	(280)	269
Add: Share-based compensation expenses	1,618	349	1,802	1,086	281	1,231	1,805	264	1,941	284	41	305
Add: Amortization and impairment of intangible assets(1)	67	18	78	55	14	63	55	17	65	10	3	10
Add: Disposal (gain) loss	(28)	—	(28)	—	—	—	—	—	—	—	—	—
Add: Impairment of long-term investments	147	—	147	3,187	29	3,202	752	139	824	117	22	129
Add: Fair value (gain) loss of long-term investments	(380)	(1)	(380)	18,970	8	18,974	(1,339)	2	(1,337)	(210)	—	(210)
Add: Reconciling items on equity method investments(2)	250	9	256	36	3	38	430	177	521	67	28	83
Add: Charitable donation from Baidu(4)	—	—	—	90	—	90	50	—	50	8	—	8
Add: Contingent loss(5)	—	—	—	976	—	976	—	—	—	—	—	—
Add: iQIYI’s non-recurring employee severance costs(6)	—	—	—	—	—	—	—	179	92	—	28	14
Add: Tax effects on non-GAAP adjustments(3)	(177)	(4)	(181)	(2,920)	(5)	(2,925)	216	(3)	213	33	—	33

Net income (loss) attributable to Baidu (non-GAAP)	7,533	(1,177)	6,868	5,855	(1,400)	5,090	4,625	(1,001)	4,084	726	(158)	641
Diluted earnings (loss) per ADS			15.05			(48.18)			4.51			0.71
Add: Accretion of the redeemable noncontrolling interests			0.08			0.49			0.36			0.06
Add: Non-GAAP adjustments to earnings per ADS			4.95			62.35			6.73			1.05

Diluted earnings per ADS (non-GAAP)			20.08			14.66			11.60			1.82

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	Tax impact of non-GAAP adjustments is separately presented from 2020Q4, with comparative periods retrospectively adjusted.
(4)	This represents non-recurring charitable donation to discrete events.
(5)	This represents contingent loss pertaining to legal proceeding involving former advertising agency.
(6)	This represents non-recurring employee severance costs in relation to the iQIYI employee optimization program incurred in 2021.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2020 (RMB)			December 31, 2021 (RMB)			December 31, 2021 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	20,538	(6,041)	14,340	15,142	(4,479)	10,518	2,376	(703)	1,651
Add: Share-based compensation expenses	5,358	1,370	6,728	5,837	1,219	7,056	916	191	1,107
Add: Amortization and impairment of intangible assets(1)	470	194	664	246	55	301	39	8	47
Add: Contingent loss(5)	—	—	—	976	—	976	153	—	153
Add: iQIYI’s non-recurring employee severance costs(6)	—	—	—	—	179	179	—	28	28

Operating income (loss) (non-GAAP)	26,366	(4,477)	21,732	22,201	(3,026)	19,030	3,484	(476)	2,986
Add: Depreciation of fixed assets	5,290	481	5,771	5,481	403	5,884	860	64	924

Adjusted EBITDA	31,656	(3,996)	27,503	27,682	(2,623)	24,914	4,344	(412)	3,910
Net income (loss) attributable to Baidu	26,524	(7,038)	22,472	13,557	(6,170)	10,226	2,127	(969)	1,605
Add: Share-based compensation expenses	5,324	1,370	6,078	5,814	1,219	6,444	912	191	1,011
Add: Amortization and impairment of intangible assets(1)	355	194	479	220	55	251	35	9	39
Add: Disposal loss (gain)	210	—	210	—	(45)	(28)	—	(7)	(4)
Add: Impairment of long-term investments	2,534	74	2,577	4,144	170	4,232	650	27	664
Add: Fair value gain of long-term investments	(12,078)	(40)	(12,103)	(2,734)	(87)	(2,778)	(429)	(14)	(436)
Add: Reconciling items on equity method investments(2)	2,447	32	2,467	1,249	192	1,349	196	30	212
Add: Charitable donation from Baidu(4)	—	—	—	140	—	140	22	—	22
Add: Contingent loss(5)	—	—	—	976	—	976	153	—	153
Add: iQIYI’s non-recurring employee severance costs(6)	—	—	—	—	179	92	—	28	14
Add: Tax effects on non-GAAP adjustments(3)	(124)	(36)	(160)	(2,074)	—	(2,074)	(325)	—	(325)

Net income (loss) attributable to Baidu (non-GAAP)	25,192	(5,444)	22,020	21,292	(4,487)	18,830	3,341	(705)	2,955
Diluted earnings per ADS			64.98			28.07			4.40
Add: Accretion of the redeemable noncontrolling interests			0.26			1.00			0.16
Add: Non-GAAP adjustments to earnings per ADS			(1.31)			24.46			3.84

Diluted earnings per ADS (non-GAAP)			63.93			53.53			8.40

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)	This represents tax impact of all non-GAAP adjustments
(4)	This represents non-recurring charitable donation to discrete events.
(5)	This represents contingent loss pertaining to legal proceeding involving former advertising agency.
(6)	This represents non-recurring employee severance costs in relation to the iQIYI employee optimization program incurred in 2021.